November 18, 2014

VIA EDGAR

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Peak Resorts, Inc.

Registration Statement on Form S-1

File No. 333-199488

Dear Mr. Kluck:

As representative of the several underwriters of Peak Resorts, Inc.’s proposed public offering of common stock, we hereby join Peak Resorts, Inc.’s request for acceleration of effectiveness of the above-referenced registration statement to 4:00 p.m. Eastern Time on November 20, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus dated November 10, 2014  relating to the public offering by Peak Resorts, Inc., through the date hereof:

Preliminary Prospectus dated November 10, 2014

4,506 copies to prospective underwriters, institutional investors, dealers and others.

In addition to the foregoing, the undersigned distributed on November 10, 2014 an electronic copy of the preliminary prospectus dated November 10, 2014 to each underwriter and dealer participating in the above-referenced issue, and instructed each such dealer to distribute such preliminary prospectus to each of its customers who may participate in the above-referenced issue.

The undersigned confirms that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

FBR CAPITAL MARKETS & CO.
As representative of the several underwriters

By:	/s/ Paul Dellisola
Name: Paul Dellisola
Title: Senior Managing Director

cc:                                Carmelo Gordian (Andrews Kurth LLP)

David Braswell (Armstrong Teasdale LLP)